                                                Filed Pursuant to Rule 424(b)(5)
                                                   Registration Number 333-52933

PROSPECTUS SUPPLEMENT
(To Prospectus Dated December 5, 2001)

                                5,000,000 Shares

                                     [LOGO]

                                  Common Stock
                                $17.50 per share

                           ---------------------------

     We are selling 5,000,000 shares of our common stock. We have granted the underwriter an option to purchase up to 750,000 additional shares of common stock to cover over-allotments.

     Our common stock is listed on the New York Stock Exchange under the symbol
"TEX." The last reported sale price of our common stock on the New York Stock
Exchange on December 4, 2001, was $18.85 per share.

     Investing in our common stock involves risks. See "Risk Factors" on page
S-5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                                              Per Share            Total
                                          -----------------    -----------------

Public Offering Price...................  $17.50               $87,500,000
Underwriting Discount...................  $ 0.75              $  3,750,000
Proceeds to Terex (before expenses).....  $16.75               $83,750,000

     The underwriter expects to deliver the shares to purchasers on or about
December 10, 2001.

                           ---------------------------

                              Salomon Smith Barney

December 5, 2001

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus that is also part of this document. We have not authorized anyone to provide you with different information. We are not making an offer to these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any dates other than the date on the front of this prospectus supplement or the accompanying prospectus.

                             ______________________

                                TABLE OF CONTENTS

                              Prospectus Supplement

PRICE RANGE OF COMMON STOCK

CERTAIN UNITED STATES TAX CONSEQUENCES TO

                                   Prospectus

                                       -i-

                           FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference contain and refer to forward-looking statements that involve risks and uncertainties. Generally, the words "may," "expects,"
"intends," "anticipates," "plans," "projects," "estimates" or similar words are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward- looking. We have based these forward-looking statements on our current expectations and projections about future events. These statements are not guarantees of future performance.
It is possible that actual events and results will differ materially as future events are difficult to predict. In addition, many of the risks, uncertainties and assumptions about us are beyond our control. Some of these risks, uncertainties and assumptions are:

     •    our business is highly cyclical and weak general economic conditions in the second half of 2001 and the first half of 2002 may affect the sales of our products and our financial results for 2001 and 2002;

     •    construction and mining activity are affected by interest rates and government spending;

     •    our ability to successfully integrate new businesses may affect our future performance;

     •    changes in our key management personnel;

     •    our businesses are in very competitive industries and may be affected by pricing, product and other actions taken by our competitors;

     •    changes in laws and regulations;

     •    we manufacture and sell our products in many countries and we may be affected by changes in exchange rates between currencies, as well as international politics;

     •    our ability to manufacture and deliver our products to customers on a timely basis;

     •    the ability of our suppliers to supply us with parts and components at competitive prices on a timely basis;

     •    our ability to pay dividends may be limited by the terms of our existing debt agreements and state law;

     •    we have a significant amount of debt and our debt agreements contain a number of restrictive covenants; and

     •    we are subject to various environmental laws and regulations.

     The forward-looking statements made or referred to in this Prospectus
Supplement, the accompanying Prospectus and the documents incorporated by reference reflect our expectations and projections at the time the statement was made. We do not undertake any obligation to update publicly any forward-looking statement which may result from changes in events, conditions, circumstances or expectations on which we have based any forward- looking statement.

                                       S-1

                          PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights information contained elsewhere in this Prospectus
Supplement. This summary is not complete and may not contain all of the information that you should consider before investing in the Common Stock. You should read the entire Prospectus Supplement and the accompanying Prospectus carefully, including the "Risk Factors" section and the financial statements and notes to those statements located in this Prospectus Supplement or in Terex's filings with the Securities and Exchange Commission. References in this
Prospectus Supplement to "Terex," "we," "our," and "us" are generally meant to refer to Terex Corporation and its subsidiaries, unless indicated otherwise.

                                   The Company

     We are a diversified global manufacturer of a broad range of equipment for the construction, infrastructure and mining industries. We are building a strong franchise under the Terex brand name by delivering reliable, cost-effective products designed to improve our customers' return on invested capital. Our products are manufactured at plants in the United States, Europe, Australia and
Asia, and are sold primarily through a worldwide distribution network with over
1,000 locations to the global construction, infrastructure and surface mining markets.

     We currently operate in three business segments: Terex Americas, Terex
Europe and Terex Mining. The focus of Terex Americas and Terex Europe is geographic. Terex Americas includes the business units located in North and
South America, Australia and Asia, with the exception of those business units included within Terex Mining. Terex Europe includes the business units located in Europe, with the exception of those business units included within Terex
Mining. While our business is becoming increasingly global, the geographic organization of these segments reflect our belief that our business is a local one that can best be developed and served by focusing our operations geographically, rather than by product, and by developing local relationships among equipment users, distribution channels and the manufacturer.

     The Terex Mining business segment includes the results of our mining operations in Tulsa, Oklahoma, and in Germany and certain sales offices in
Australia, South America and Africa. The Terex Mining business is organized under product lines and not geographic lines because of the worldwide scope of the mining business. In the mining industry, manufacturers and customers are located in various areas around the globe, with many customers operating multiple sites in widely dispersed locations, with the result that local geographic concerns are far less significant than a manufacturer's global range.

Terex Americas and Terex Europe

     The Terex Americas and Terex Europe segments manufacture and sell telescopic mobile cranes (including rough terrain, truck and all terrain mobile cranes), tower cranes (including self-erecting, hammerhead, flat top and luffing jib tower cranes), lattice boom cranes, utility aerial devices (including digger derricks and articulated aerial devices), telescopic material handlers
(including container stackers and rough terrain, telescopic boom material handlers), truck-mounted cranes (boom trucks), aerial work platforms (including scissor, articulated boom and straight telescoping aerial work platforms), loader backhoes, articulated and rigid off-highway trucks, scrapers, crushing and screening equipment, asphalt pavers, asphalt mixing plants, and related components and replacement parts. In addition, the Terex Americas and Terex
Europe segments manufacture and sell various light construction equipment, including mobile and portable floodlighting systems, concrete power trowels, concrete placement systems, concrete finishing systems, concrete mixers, generators, traffic control products, and related component and replacement parts.

Terex Mining

     The Terex Mining segment manufactures and sells large hydraulic excavators and high capacity surface mining trucks.

                                       S-2

                               Recent Developments

     During the third quarter of 2001, we announced that a number of our production facilities would reduce staffing, 11 facilities would be closed and that other additional non-recurring expenses would be incurred. The restructuring program is designed to maximize factory utilization and to leverage common purchasing, engineering and marketing operations in the Americas and Europe. The plan is expected to be fully implemented by the end of the first quarter of 2002.

     On October 1, 2001, we acquired CMI Corporation, a manufacturer and marketer of a wide variety of mobile equipment and materials processing equipment for the road building and heavy construction industry. In connection with the acquisition of CMI, we issued approximately 3.6 million shares of our common stock in exchange for all of the shares of CMI common stock.

     On November 26, 2001, we announced our plan to acquire Atlas Weyhausen, also known as Atlas. On the same date we also announced that we entered into an agreement to acquire The Schaeff Group, also known as Schaeff. Atlas is a German manufacturer of wheeled excavators and truck mounted articulated cranes. Atlas competes primarily in two product categories: wheeled excavators from 11 to 20 tons and truck mounted articulated cranes. Schaeff is a German manufacturer of compact construction equipment and a full range of scrap material handlers.
Schaeff competes primarily in four product categories: mini-excavators ranging from 1.5 to 5.5 tons, mini-excavators ranging from 6.5 to 11 tons, wheel loaders ranging from 50 to 140 hp, and scrap material handlers ranging from 20 to 65 tons. The Atlas transaction is anticipated to close during the fourth quarter of
2001. The Schaeff transaction, which remains subject to customary closing conditions, including necessary regulatory approvals, is anticipated to close in early 2002.

                                       S-3

                                  The Offering

Common Stock offered (a)..............     5,000,000 shares

Common Stock to be outstanding
after the offering (a) (b)............     35,575,414 shares

Dividend policy.......................     We do not plan to pay cash dividends
                                           in the near term.  We intend to
                                           retain all future earnings to repay
                                           indebtedness and to fund the
                                           development and growth of our
                                           business. Moreover, our debt
                                           instruments restrict the payment of
                                           cash dividends.

Use of proceeds.......................     Repayment of existing debt and other
                                           general corporate purposes.

New York Stock Exchange symbol........     TEX

Risk factors..........................     For a discussion of certain risks you
                                           should consider before investing in
                                           the Common Stock, see "Risk Factors."
____________________

(a)  Excludes 750,000 shares of Common Stock that may be purchased by Salomon
     Smith Barney, the underwriter, to cover over-allotments, if any.

(b)  Excludes a total of approximately 2,654,000 additional shares reserved for issuance upon the exercise of outstanding options and equity rights.

                                       S-4

                                  RISK FACTORS

     Investing in shares of Common Stock can be risky. Before you invest in shares of our Common Stock, you should carefully consider the following factors and other information contained or incorporated in this Prospectus Supplement or the accompanying Prospectus.

                         Risks Related to this Offering

Our significant debt levels may limit our future ability to obtain additional financing and to pursue business opportunities.

     As of September 30, 2001, we had total debt of approximately $1,038 million, which represented approximately 70% of our total capitalization. The proceeds from this offering will be used primarily to repay some of our debt.
Assuming we repay this debt with all of the net proceeds from this offering, on a pro forma basis as of September 30, 2001, our total debt would have been approximately $955 million, which would have represented approximately 64% of our total capitalization.

     There are several important consequences of having debt, including the following:

     •    a portion of our cash from operating activities will be used to pay principal and interest on our debt;

     •    competitive pressures and adverse economic conditions are more likely to have a negative effect on our business; and

     •    our ability to make acquisitions and to take advantage of
          significant business opportunities may be negatively affected.

     Our ability to pay the required interest and principal payments on our debt depends on the future performance of our business. The performance of our business is subject to general economic conditions and other financial and business factors. Many of these factors are beyond our control. If we do not have enough cash flow in the future to pay the required interest or principal payments on our debt, we may be required to refinance all or a part of our debt or borrow additional amounts. We do not know if refinancing our debt will be possible at that time or if we will be able to find someone who will lend us more money.

     In addition, because part of our debt bears interest at floating rates, an increase in interest rates could adversely affect our ability to make the required interest and principal payments on our debt.

     Our inability to comply with the restrictive debt covenants contained in our existing debt agreements could lead to an acceleration of our debt under our debt agreements and possibly bankruptcy.

     Our existing debt agreements contain a number of significant covenants.
These covenants limit our ability to, among other things, borrow additional money, make capital expenditures, pay dividends, dispose of assets and acquire new businesses. These covenants also require us to meet certain financial tests.
Changes in economic or business conditions, results of operations or other factors could cause us to default under our debt agreements. If we are unable to comply with these covenants, there would be a default under our debt agreements.
A default, if not waived by our lenders, could result in acceleration of our debt and possibly bankruptcy.

                          Risks Related to Our Business

We may face limitations on our ability to integrate acquired businesses.

     We expect to continue our strategy of identifying and acquiring businesses with complementary products and services which we believe will enhance our operations and profitability. We may pay for future acquisitions from internally generated funds, bank borrowings, public offerings, private sales of stock or bonds, or some

                                       S-5

combination of these methods. However, we cannot give any assurance that we will be able to continue to find suitable businesses to purchase or that we will be able to raise the money necessary to complete future acquisitions.

     In addition, we cannot guarantee that we will be able to successfully integrate any business we purchase into our existing business or that any acquired businesses will be profitable. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. If we are unable to complete the integration of new businesses in a timely manner, it could have a materially adverse effect on our results of operations and financial condition.

Our business is highly cyclical.

     The demand for our products depends upon the general economic conditions of the markets in which we compete. Downward economic cycles result in reductions in sales of our products, which may reduce our profits. General economic conditions were down during 2001 as compared to 2000. We anticipate continuing weak conditions in many of our end markets in the near-term, particularly during the first half of 2002. We have taken a number of steps to reduce our fixed costs and diversify our operations to decrease the negative impact of these cycles.

We operate in a highly competitive industry.

     We compete in a highly competitive industry. To compete successfully, our products must excel in terms of quality, price, product line, ease of use, safety and comfort, and we must also provide excellent customer service. The greater financial resources of certain of our competitors may put us at a competitive disadvantage.

We rely on key management.

     We rely on the management and leadership skills of Ronald M. DeFeo,
Chairman of the Board, President and Chief Executive Officer. Mr. DeFeo has an
employment agreement with us which expires on December 31, 2001, unless extended by mutual agreement. The loss of his services could have a significant, negative impact on our business.

We are subject to currency fluctuations and other risks from our international operations.

     Our products are sold in over 100 countries around the world. Thus, our revenues are generated in foreign currencies, including the Euro, British Pound
Sterling, French Franc, German Mark, Italian Lira, Irish Punt, Dutch Gilder and
Australian Dollar, while costs incurred to generate those revenues are only partly incurred in the same currencies. Since our financial statements are denominated in U.S. Dollars, changes in currency exchange rates between the U.S.
Dollar and other currencies have had, and will continue to have, an impact on our earnings. To date, this impact has not been material on our earnings. To reduce this currency exchange risk, we may buy protecting or offsetting positions (known as "hedges") in certain currencies to reduce the risk of an adverse currency exchange movement. We have not engaged in any speculative or profit motivated hedging activities. Although we partially hedge our revenues and costs, currency fluctuations will impact our financial performance in the future.

     Our international operations are also subject to a number of potential risks. Such risks include, among others, currency exchange controls, labor unrest, regional economic uncertainty, political instability, restrictions on the transfer of funds into or out of a country, export duties and quotas, domestic and foreign customs and tariffs, current and changing regulatory environments, difficulty in obtaining distribution support and potentially adverse tax consequences. These factors may have an adverse effect on our international operations in the future.

Compliance with environmental and other governmental regulations could be costly and require us to make significant expenditures.

     We generate hazardous and nonhazardous wastes in the normal course of our manufacturing operations. As a result, we are subject to a wide range of federal, state, local and foreign environmental laws and regulations. These laws and regulations govern actions that may have adverse environmental effects and also require compliance with

                                       S-6

certain practices when handling and disposing of hazardous and nonhazardous wastes. These laws and regulations also impose liability for the costs of, and damages resulting from, cleaning up sites, past spills, disposals and other releases of hazardous substances.

     Compliance with these laws and regulations requires us to make expenditures. We do not expect that these expenditures will have a material adverse effect on its business or profitability.

Restrictions on Dividends

     Our ability to pay dividends on our Common Stock is limited under the terms of our existing debt agreements. In addition, Delaware law generally restricts us from paying dividends in circumstances where the payment would make our liabilities exceed our assets or where the payment would make us unable to pay our debts as they become due.

     We do not plan on paying dividends on our Common Stock in the near term.
Instead, we intend to retain any earnings to repay indebtedness and to fund the development and growth of our business. Any future payments of cash dividends will depend on our financial condition, capital requirements and earnings, as well as other factors that the Board of Directors may consider.

                           PRICE RANGE OF COMMON STOCK
                               AND DIVIDEND POLICY

     Our Common Stock is listed on the New York Stock Exchange under the symbol
"TEX." The following table sets forth for the quarters indicated, the high and low sales prices of our Common Stock as reported on the New York Stock Exchange
Composite Tape.

                                                                Price Range
                                                            ------------------
                                                            Low           High
                                                            ---           ----

         1999
         First Quarter.................................   $22.13         $28.50
         Second Quarter................................    23.25          35.50
         Third Quarter.................................    24.25          31.88
         Fourth Quarter................................    24.81          31.50

         2000
         First Quarter.................................   $11.13         $28.88
         Second Quarter................................    12.38          17.25
         Third Quarter.................................    12.00          19.50
         Fourth Quarter................................    11.56          17.19

         2001
         First Quarter.................................   $14.44         $20.35
         Second Quarter................................    16.75          24.50
         Third Quarter ................................    15.35          22.94
         Fourth Quarter (through December 4, 2001).....    15.78          19.00

     The last reported sale of our Common Stock on the New York Stock Exchange
Composite Tape on December 4, 2001 was $18.85 per share. As of December 4, 2001, there were approximately 1,214 record holders of our Common Stock.

     We did not declare or pay a cash dividend on our Common Stock in 1999, 2000 or to date in 2001, nor do we anticipate paying cash dividends on our Common
Stock in the foreseeable future. Certain of our debt

                                       S-7

agreements contain restrictions as to the payment of cash dividends. In addition, payment of dividends is limited by Delaware law. We intend generally to retain any earnings to repay indebtedness and to fund the development and growth of our business. Any future payments of cash dividends will depend on our financial condition, capital requirements and earnings, as well as other factors that the Board of Directors may consider.

                                 USE OF PROCEEDS

     The net proceeds (after deducting the underwriting discount and further fees and expenses of approximately $200,000) from the sale of the Common Stock offered hereby will be approximately $83.6 million (or approximately $96.1 million if the Underwriter's over-allotment option is exercised in full). Such proceeds will be used by us as follows:

     •    to repay outstanding indebtedness under our $300,000,000 revolving credit facility; and

     •    for general corporate purposes which may include acquisitions and prepayment of debt.

     Amounts due under our revolving credit facility currently bear interest at an all-in drawn cost of approximately 4.3% per annum. The revolving credit facility will terminate in March 2005. We have used amounts that we borrowed under our revolving credit facility for working capital and general corporate purposes. Terex has also used borrowings under our revolving credit facility to fund a portion of our recent acquisitions. We may reborrow the amounts that we repay under the revolving credit facility.

                                       S-8

                                 CAPITALIZATION

     The following table shows our consolidated capitalization as of September
30, 2001, and as adjusted at that date for this offering. This table should be read together with the historical consolidated financial statements and related notes incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                                   As of September 30, 2001
                                                                                     (dollars in millions)
                                                                                     ---------------------
                                                                              Historical          As Adjusted(1)
                                                                              ----------          --------------

Cash and cash equivalents...............................................      $  260.8               $ 260.8
                                                                              ========               =======
Notes payable and current portion of long-term debt.....................      $   28.9               $  28.9
Long-term debt, less current portion....................................       1,009.2                 925.6
Stockholders' equity:
   Equity rights........................................................           0.7                   0.7
   Common stock, $0.01 par value---authorized 150 million shares; 28.0
     million shares issued, 36.6 million shares issued, as adjusted.....           0.3                   0.4
   Additional paid-in capital...........................................         360.9                 519.4
   Retained earnings....................................................         198.3                 198.3
   Accumulated other comprehensive income (loss)........................        (100.8)               (100.8)
   Less cost of shares of common stock in treasury (1.1 million shares).         (17.5)                (17.5)
                                                                              --------              --------
     Total stockholders' equity.........................................         441.9                 600.5
                                                                              --------              --------
     Total capitalization...............................................      $1,480.0              $1,555.0
                                                                              ========              ========

______________________________

(1)  Adjusted to reflect the net proceeds of $83.6 million received by us from this offering and the repayment of $83.6 million of our long-term debt, as well as the issuance of 3.6 million shares of our common stock to acquire
     CMI on October 1, 2001. There can be no assurance that we will use all of the net proceeds from this offering for the repayment of our long-term debt. We may also use a portion of the net proceeds for general corporate purposes as described further under "Use of Proceeds."

                                       S-9

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (Dollars in millions, except per share amounts)

     The following table sets forth our selected financial data for the five years ended December 31, 2000 and for the nine-month periods ended September 30,
2000 and 2001. The financial data for each of the five years in the period ended
December 31, 2000 has been derived from our audited consolidated financial statements for these periods. The financial data for each of the nine-month periods ended September 30, 2000 and 2001 has been derived from our unaudited condensed consolidated financial statements for these periods. Such unaudited financial statements have been prepared on the same basis as our audited financial statements. We believe that such unaudited financial statements contain all adjustments necessary for a fair presentation of the financial information presented (consisting only of normal recurring adjustments). Interim results are not necessarily indicative of results for the full year. The selected financial data is not necessarily indicative of our future results.

                                                                                                             Nine-Months
                                                                                                                Ended
                                                                Year Ended December 31,                      September 30,
                                         -----------------------------------------------------------   -----------------------
                                           1996         1997      1998        1999         2000         2000         2001
                                         ----------   --------  --------   -----------  -----------  -----------  ------------

Income Statement Data:
   Net sales............................ $ 678.5      $ 842.3   $1,233.2   $1,856.6     $2,068.7     $1,622.1     $1,370.4
   Cost of goods sold...................   609.3(1)     702.7    1,007.4    1,539.9(11)  1,705.1(14)  1,332.1(17)  1,166.1(20)
                                         -------      -------   --------   --------     --------     --------     --------
   Gross profit.........................    69.2(1)     139.6      225.8      316.7        363.6        290.0        204.3
   Selling, general and administrative
     expenses...........................    64.1(2)      68.5      103.8      138.4(12)    165.3(15)    124.1(18)    123.4(21)
                                         -------      -------   --------   --------     --------     --------     --------
   Income from operations...............     5.1(3)      71.1      122.0      178.3(13)    198.3(16)    165.9(19)     80.9(22)
   Interest income......................     1.2          0.9        2.7        5.3          5.5          4.1          6.6
   Interest expense.....................   (44.8)(4     (39.4)     (47.2)     (82.8)       (99.8)       (77.7)       (66.1)
   Amortization of debt issuance costs..    (2.6)        (2.6)      (2.1)      (2.6)        (3.5)        (2.7)        (2.7)
   Gain on sale of businesses...........     ---           ---        ---        ---         57.2         57.2          ---
   Other income (expense), net..........    (1.1)         1.0       (0.9)       0.2          1.9          0.9          1.2
                                         -------      -------   --------   --------     --------     --------     --------
   Income (loss) from continuing
     operations before income taxes and
     extraordinary items................   (42.2)        31.0       74.5       98.4        159.6        147.7         19.9
   Provision for income taxes...........   (12.1)(5)     (0.7)      (1.7)      74.5        (55.7)       (51.9)        (6.4)
                                         -------      -------   --------   --------     --------     --------     --------
   Income from continuing operations
     before extraordinary items........    (54.3)        30.3       72.8      172.9        103.9         95.8         13.5
   Income (loss) from discontinued
     operations........................    102.0(6)      ---         ---        ---         (7.3)         ---          ---
                                         -------      -------   --------   --------     --------     --------     --------
   Income before extraordinary items....    47.7         30.3       72.8      172.9         96.6         95.8         13.5
   Extraordinary loss on retirement
     of debt............................     ---        (14.8)(8)  (38.3)(10)   ---         (1.5)         ---         (2.3)
                                         -------      -------   --------   --------     --------     --------     --------
   Net income...........................    47.7         15.5       34.5      172.9         95.1         95.8         11.2
   Less preferred stock accretion.......   (22.9)(7)     (4.8)(9)    ---        ---          ---          ---          ---
   Income applicable to common stock.... $  24.8      $  10.7   $   34.5   $  172.9     $   95.1     $   95.8     $   11.2
                                         =======      =======   ========   ========     ========     ========     ========
   Per common and common equivalent
     share:

   Basic
     Income (loss) from continuing
        operations...................... $  (6.54)    $   1.57  $    3.52  $   7.14     $    3.82    $    3.51    $    0.50
     Income (loss) from discontinued
        operations......................     8.64         ---        ---        ---         (0.27)        ---          ---
                                         --------     --------  ---------  ---------    ---------    ---------    ---------
     Income before extraordinary items..     2.10         1.57       3.52       7.14         3.55         3.51         0.50
     Extraordinary loss on retirement
        of debt.........................     ---         (0.91)     (1.85)      ---         (0.05)        ---         (0.08)
                                         --------     --------  ---------  ---------    ---------    ---------    ---------
     Net income......................... $   2.10     $   0.66  $    1.67  $    7.14    $    3.50    $    3.51    $    0.42
                                         ========     ========  =========  =========    =========    =========    =========

   Diluted
     Income (loss) from continuing
        operations...................... $  (5.81)    $   1.44  $    3.25  $    6.75    $    3.72    $    3.41    $    0.48
     Income (loss) from discontinued
        operatiions.....................     7.67         ---        ---        ---         (0.26)        ---          ---
                                         --------     --------  ---------  ---------    ---------    ---------    ---------
     Income before extraordinary items..     1.86         1.44       3.25       6.75         3.46         3.41         0.48
     Extraordinary loss on retirement
        of debt.........................     ---         (0.84)     (1.71)      ---         (0.05)        ---         (0.08)
                                         --------     --------  ---------  ---------    ---------    ---------    ---------
     Net income......................... $   1.86      $  0.60  $    1.54  $    6.75    $    3.41    $    3.41    $    0.40
                                         ========     ========  =========  =========    =========    =========    =========

   Average Number of Common and Common
     Equivalent Shares Outstanding in Per
     Share Calculation (in millions)
     Basic..............................     11.8        16.2       20.7       24.2         27.2         27.3         26.9
     Diluted............................     13.3        17.7       22.4       25.6         27.9         28.1         27.7

                                                                           S-10

                                                                                                             Nine-Months
                                                                                                                Ended
                                                                Year Ended December 31,                      September 30,
                                         -----------------------------------------------------------   -----------------------
                                           1996         1997      1998        1999         2000         2000         2001
                                         ----------   --------  --------   -----------  -----------  -----------  ------------

Balance Sheet Data (at end of period):
   Working capital...................... $  195.2     $  190.4  $  346.2   $  735.8     $  666.8     $  786.7     $  761.2
   Total assets......................... $  471.2     $  588.5  $1,151.2   $2,177.5     $1,983.7     $2,061.4     $2,126.0
   Total debt........................... $  281.3     $  300.1  $  631.3   $1,156.4     $  902.5     $1,022.3     $1,038.1
   Stockholders' equity (deficit)....... $  (71.7)    $   59.6  $   98.1   $  432.8     $  451.5     $  446.5     $  441.9
__________

(1)  Cost of goods sold includes $27.1 million in nonrecurring charges.
     Excluding these charges, gross profit would have been $96.3 million or
     14.2% of net sales.

(2)  Selling, general and administrative expenses includes $2.8 million in nonrecurring charges. Excluding these charges, selling, general and administrative expenses would have been $61.3 million.

(3)  Includes the effect of the nonrecurring charges set forth in (1) and (2)
     above. Excluding these charges, income from operations would have been
     $35.1 million.

(4)  On November 27, 1996, Terex sold its former subsidiary Clark Material
     Handling Company and certain affiliated companies (the "Clark Material
     Handling Segment"). As a result, the Clark Material Handling Segment was accounted for as a discontinued operation for the year ended December 31,
     1996. Generally accepted accounting principles permit, but do not require, the allocation of interest expense between continuing operations and discontinued operations. We did not allocate interest expense to discontinued operations. This allocation, although permitted, would not necessarily have reflected the use of proceeds from the sale of the Clark
     Material Handling Segment and the effect on interest expense of our continuing operations. As a result, loss from our continuing operations includes most of Terex's interest expense, and income from our discontinued
     operations does not include any material interest expense.

(5)  This charge primarily reflects the utilization of acquired net operating losses by P.P.M. S.A.

(6)  Represents income from operations of $17.5 million of the Clark Material
     Handling Segment, and the gain on its sale of $84.5 million.

(7)  Includes:

     •    annual accretion on Terex's Series A Cumulative Redeemable
          Convertible Preferred Stock of $7.7 million, which was irrevocably called for redemption in December 1996;

     •    annual accretion on Terex's Series B Cumulative Redeemable
          Convertible Preferred Stock of $0.1 million, which was converted in
          December 1997 into 87,300 shares of our Common Stock;

     •    annual accretion of redeemable preferred stock of one of our subsidiaries of $0.6 million, which was exchanged in December 1997 for
          705,969 shares of our Common Stock; and

     •    a $14.5 million nonrecurring charge as a result of the redemption of
          Terex's Series A Cumulative Redeemable Convertible Preferred Stock.

(8)  Represents the effect of:

     •    the 9.46% redemption premium and the pro rata write-off of debt origination costs and original issue discount on the redemption of a portion of our then existing senior secured notes; and

     •    the early termination fee and the write-off of debt origination costs on the termination of the then existing domestic credit facility in April 1997.

(9)  Includes a $3.2 million nonrecurring charge as a result of the redemption of the redeemable preferred stock of one of our subsidiaries.

(10) Represents the effect of:

     •    the premium and the write-off of debt origination fees and original issue discount on the purchase of all of our then outstanding senior secured notes; and

     •    the fees and expenses and the write-off of debt origination costs on the early termination of certain of our then existing credit facilities.

(11) Cost of goods sold includes $12.9 million in nonrecurring charges related to the operations and closure of the Milwaukee facility in the fourth quarter of 1999.

(12) Selling, general and administrative expenses include ($0.6) in nonrecurring charges related to headcount reductions at O&K Germany offset by a favorable legal settlement.

(13) Includes the effect of the nonrecurring charges set forth in (11) and (12)
     above. Excluding these charges, income from operations would have been
     $190.6 million.

(14) Cost of goods sold includes $9.9 million of nonrecurring charges related to the closing of the Terex distribution facility in the United Kingdom, an aggregate customer filing bankruptcy and the further integration of Terex's mining businesses.

(15) Selling, general and administrative expenses include $3.4 million in nonrecurring charges related to the closing of the Terex distribution facility in the United Kingdom, headcount reductions in the Company's mining business and due diligence costs associated with a large potential acquisition which did not come to fruition, offset partially by a curtailment gain related to one of Terex's pension plans.

(16) Includes the effect of the nonrecurring charges set forth in (14) and (15)
     above. Excluding these charges, income from operations would have been
     $211.6 million.

(17) Cost of goods sold includes $3.2 million in nonrecurring charges related to the further integration of the Company's mining businesses.

(18) Selling, general and administrative expenses include ($0.2) in nonrecurring charges related to headcount reductions in the Company's mining business offset by a curtailment gain related to one of the Company's pension plans.

(19) Includes the effect of the nonrecurring charges set forth in (17) and (18)
     above. Excluding these charges, income from operations would have been
     $168.9 million.

(20) Cost of goods sold includes $24.8 million in non-recurring charges related to restructuring and other charges.

(21) Selling, general and administrative expenses include $3.9 million in non-recurring charges related to restructuring and other charges.

(22) Includes the effect of the non-recurring charges set forth in (20) and (21)
     above. Excluding these charges, income from operations would have been
     $109.6 million.

                                      S-11

                           DESCRIPTION OF COMMON STOCK

     Our restated certificate of incorporation authorizes us to issue up to
150,000,000 shares of Common Stock. As of December 4, 2001 we had 30,575,414
shares of Common Stock outstanding.

     The following is a summary of the material terms of our Common Stock.
Because it is only a summary, it does not contain all the information that may be important to you. Accordingly, you should read carefully the more detailed provisions of our restated certificate of incorporation and amended and restated
bylaws.

     Each outstanding share of our Common Stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election. Subject to preferences which may be applicable to any outstanding shares of preferred stock, holders of Common Stock have equal ratable rights to any dividends that may be declared by the board of directors out of legally available funds.

     Holders of Common Stock have no conversion, redemption or preemptive rights to subscribe for any of our securities. All outstanding shares of Common Stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of Terex, holders of Common Stock will be entitled to share ratably in our assets remaining after provision for payment of liabilities to creditors and preferences applicable to outstanding shares of preferred stock. The rights, preferences and privileges of holders of Common
Stock are subject to the rights of the holders of any outstanding shares of preferred stock.

     Our restated certificate of incorporation provides that directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duties as a director except to the extent otherwise required by
Delaware law. Our amended and restated bylaws provide for indemnification of our officers and directors to the fullest extent permitted by Delaware law.

     Our amended and restated bylaws provides that our stockholders must provide prior notice for nominations for election to the board of directors or for proposing matters which can be acted upon at stockholders meeting. This provision could be considered an "anti-takeover" provision.

     The transfer agent and registrar for our Common Stock is American Stock
Transfer & Trust Company.

                    CERTAIN UNITED STATES TAX CONSEQUENCES TO
                            NON-UNITED STATES HOLDERS

     A general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to
Non-U.S. Holders (as defined) is set forth below. In general, a "Non-U.S.
Holder" is a person other than: (i) a citizen or resident (as defined for United
States Federal income or estate tax purposes, as the case may be) of the United
States; (ii) a corporation organized in or under the laws of the United States or a political subdivision thereof; (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source; or
(iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. trustees has the authority to control all substantial decisions of the trust. The discussion is based on current law and is provided for general information only.
The discussion set forth in this section does not address aspects of United
States Federal taxation other than income and estate taxation and does not address all aspects of Federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular
Non-U.S. Holder and does not address all aspects of United States Federal income tax law that may be relevant to Non-U.S. Holders that may be subject to special treatment under such law (for example, insurance companies, tax- exempt organizations, financial institutions or broker-dealers). Accordingly, prospective investors are urged to consult their tax advisors regarding the
United States Federal, state, local and non-U.S. current and possible future income and other tax consequences of holding and disposing of Common Stock.

                                      S-12

Dividends

     In general, the gross amount of dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or any lower rate prescribed by an applicable tax treaty) unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the
United States. In determining the applicability of a tax treaty that provides for a lower rate of withholding, a Non-U.S. Holder will be required to file certain forms in order to claim the benefit of an applicable treaty rate.
Dividends effectively connected with a trade or business carried on by a Non-
U.S. Holder within the United States will generally not be subject to withholding (if the Non-U.S. Holder properly complies with applicable certification and disclosure requirements) and will generally be subject to
United States Federal income tax at applicable graduated Federal income tax rates. Effectively connected dividends may be subject to different treatment under an applicable tax treaty depending on whether such dividends are attributable to a permanent establishment of the Non-U.S. Holder in the United
States. In addition, in the case of a Non-U.S. Holder which is a corporation, effectively connected income may be subject to the branch profits tax (which is generally imposed on a foreign corporation at a rate of 30% of the deemed repatriation from the United States of "effectively connected earnings and profits") except to the extent that an applicable tax treaty provides otherwise.
A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale of Common Stock

     Generally, a Non-U.S. Holder will not be subject to United States Federal income tax on any gain realized upon the disposition of his Common Stock unless:
(i) Terex has been, is, or becomes a "U.S. real property holding corporation"
for Federal income tax purposes and certain other requirements are met; (ii) the gain is effectively connected with a trade or business carried on by the
Non-U.S. Holder (or by a partnership, trust or estate in which the Non-U.S.
Holder is a partner or beneficiary) within the United States; or (iii) the
Common Stock is disposed of by an individual Non-U.S. Holder who holds the
Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and the gains are considered derived from sources within the United States. Terex believes that it has not been, is not currently and, based upon its current business plans, is not likely to become a U.S. real property holding corporation.

     A Non-U.S. Holder also may be subject to tax pursuant to the provisions of
United States tax law applicable to certain United States expatriates. Non-U.S.
Holders should consult applicable treaties, which may exempt from United States taxation gains realized upon the disposition of Common Stock in certain cases.

Estate Tax

     Common Stock owned or treated as owned by an individual Non-U.S. Holder at the time of death will be includible in the individual's gross estate for United
States Federal estate tax purposes, unless an applicable treaty provides otherwise, and may be subject to United States Federal estate tax.

Backup Withholding and Information Reporting

     Terex must report annually to the IRS and to Non-U.S. Holders the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder.
These information reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty or if withholding was not required because the dividends were effectively connected with a trade or business in the
United States of the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides or is established. Under current law, United States backup withholding tax (which generally is a withholding tax, presently imposed at the rate of 30.5% on certain payments to persons that fail to furnish the information required under the United States information reporting and backup withholding rules) generally will apply to dividends paid on Common Stock to a Non-U.S. Holder unless applicable certification requirements are met.

     The payment of the proceeds from the disposition of Common Stock to or through the United States office of a broker or a foreign office of a U.S.
broker will be subject to information reporting and backup withholding unless the owner certifies its foreign status as described above or otherwise establishes an exemption and the broker has no actual knowledge to the contrary.
The payment of the proceeds from the disposition of Common Stock to or through a foreign

                                      S-13

office of a broker will not be subject to backup withholding and generally will not be subject to information reporting unless the broker is a U.S. person or a
non-U.S. person with certain enumerated connections with the United States.
Unless the broker has documentary evidence in its files that the owner is a
Non-U.S. Holder and certain conditions are met or the holder otherwise establishes an exemption, information reporting and backup withholding generally will apply to dispositions through (a) a non-United States office of a United
States broker and (b) a non-United States office of a non- United States broker that is either a "controlled foreign corporation" for United States Federal income tax purposes or a person 50% or more of whose gross income from all sources for a three year testing period was effectively connected with a United
States trade or business.

     Any amount withheld under the backup withholding rules from a payment to a
Non-U.S. Holder would be allowed as a credit against such Non-U.S. Holder's
United States Federal income tax and any amounts withheld in excess of such
Non-U.S. Holder's United States Federal income tax liability would be refunded, provided that required information is furnished to the IRS.

THE  FOREGOING  DISCUSSION  OF CERTAIN  U.S.  FEDERAL  INCOME TAX AND ESTATE TAX
CONSIDERATIONS  IS  FOR  GENERAL   INFORMATION  ONLY  AND  IS  NOT  TAX  ADVICE.
ACCORDINGLY,  EACH  PROSPECTIVE  NON-U.S.  HOLDER OF SHARES OF OUR COMMON  STOCK
SHOULD  CONSULT  HIS,  HER OR ITS OWN TAX ADVISOR  WITH  RESPECT TO THE FEDERAL,
STATE,  LOCAL AND FOREIGN TAX  CONSEQUENCES  OF THE  ACQUISITION,  OWNERSHIP AND
DISPOSITION OF OUR COMMON STOCK.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, the underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

                                                                  Number
                        Underwriter                             of Shares
                      --------------                           ------------

     Salomon Smith Barney Inc............................       5,000,000

         Total......................................            5,000,000

     The underwriting agreement provides that the obligations of the underwriter to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all the shares (other than those covered by the over-allotment option described below) if it purchases any of the shares.

     We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus, to purchase up to 750,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriter may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. The underwriter must purchase the number of additional shares for which the option is exercised.

     We and substantially all of our executive officers and directors have agreed that, subject to certain exceptions, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Salomon Smith Barney, offer, sell, contract to sell, announce our or their intention to sell, pledge or otherwise dispose of (other than bona fide pledges), directly or indirectly, or file with the Commission a registration statement under the Securities Act, relating to, any shares of
Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The common stock is listed on the New York Stock Exchange under the symbol
"TEX."

                                      S-14

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriter in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase additional shares of common stock.

                                                         Paid by Terex
                                              ----------------------------------
                                                 No Exercise     Full Exercise
                                              ----------------  ----------------

Per share...................................  $0.75             $0.75
Total.......................................  $3,750,000        $4,312,500

     In connection with the offering, Salomon Smith Barney may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriter in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriter's over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriter may also make "naked" short sales of shares in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriter also may impose a penalty bid. Penalty bids permit the underwriter to reclaim a selling concession from an underwriter when Salomon
Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriter commence any of these transactions, it may discontinue them at any time.

     We estimate that our total expenses attributable to this offering will be approximately $200,000, excluding underwriting discounts and commissions.

     We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

                                  LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby will be passed upon for Terex by Robinson Silverman Pearce Aronsohn &
Berman LLP, 1290 Avenue of the Americas, New York, New York 10104, and for the
Underwriter by Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square,
New York, New York 10036. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time represented Terex with respect to various unrelated legal matters.

                                     EXPERTS

     The consolidated financial statements of Terex Corporation and PPM Cranes,
Inc. as of and for each of the three years in the period ended December 31, 2000 incorporated in the accompanying Prospectus by reference to the Annual Report on
Form 10-K of Terex Corporation for the year ended December 31, 2000 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                      S-15

PROSPECTUS

                                TEREX CORPORATION

                                  $300,000,000

                        Debt Securities, Preferred Stock,
                        Common Stock, Warrants and Rights

     Terex Corporation ("Terex" or the "Company") may from time to time offer and/or issue in one or more series its (i) unsecured debt securities, which may be either senior debt securities ("Senior Securities") or subordinated debt securities ("Subordinated Securities," and together with Senior Securities, the
"Debt Securities"), (ii) preferred stock, par value $.01 per share ("Preferred
Stock"), (iii) common stock, par value $.01 per share ("Common Stock"), (iv)
warrants to purchase Debt Securities, Preferred Stock or Common Stock
(collectively, "Warrants"), or (v) rights to purchase Preferred Stock or Common
Stock ("Rights"), with an aggregate initial public offering price of up to
$300,000,000 on terms to be determined at the time of offering. Debt Securities,
Preferred Stock, Common Stock, Warrants and Rights (collectively, the "Offered
Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in a supplement to this
Prospectus (a "Prospectus Supplement").

     The specific terms of the Offered Securities in respect of which this
Prospectus is being delivered will be set forth in the applicable Prospectus
Supplement and will include, where applicable: (i) in the case of Debt
Securities, the specific title, aggregate principal amount, ranking, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, terms for conversion into Preferred Stock or Common Stock, certain covenants, other terms and conditions, and the initial public offering price; (ii) in the case of
Preferred Stock, the number, specific title and stated value, any distribution, liquidation, redemption, conversion, voting and other terms and conditions, and the initial public offering price; (iii) in the case of Common Stock, any initial public offering price; (iv) in the case of Warrants, the number and terms thereof, the designation and the number of securities issuable upon their exercise, the exercise price, the terms of the offering and sale thereof and, where applicable, the duration and detachability thereof; and (v) in the case of
Rights, the duration, exercise price and transferability thereof.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered
Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus
Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Offered Securities.

                           ---------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
                 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                           ---------------------------

                The date of this Prospectus is December 5, 2001.

                              AVAILABLE INFORMATION

     Terex Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange
Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such
reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at its offices at
Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and
at the regional offices of the Commission located at Seven World Trade Center,
13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West
Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at
prescribed rates. For further information on the operation of the public reference rooms, please call 1-800-SEC- 0330. Additionally, the Commission maintains a Web site containing reports, proxy and information statements and other information regarding registrants that file electronically with the
Commission. The address for such Web site is http://www.sec.gov.

     In addition, the Common Stock is listed on the New York Stock Exchange,
Inc. ("NYSE") under the symbol "TEX" and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the
NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form
S-3 (together with all amendments, exhibits, schedules, and supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the
"Securities Act"), with respect to the securities offered hereby. This
Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Registration Statement, which may be inspected and copied at the Public Reference Section of the Commission referred to above.
Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the full text of such contract or document filed as an exhibit to the
Registration Statement or otherwise filed with the Commission, each such statement being qualified in all respects by such reference.

     The Company furnishes stockholders with annual reports containing audited financial statements. The Company also furnishes its holders of Common Stock with proxy material for its annual meetings complying with the proxy requirements of the Exchange Act.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents which have been filed by the Company with the
Commission are incorporated in this Prospectus by reference:

     1.   Annual Report on Form 10-K for the year ended December 31, 2000;

     2.   Terex's definitive proxy materials on Schedule 14A as filed with the
          Securities and Exchange Commission on April 6, 2001;

     3.   Quarterly Report on Form 10-Q for the calendar quarter ended March 31,
          2001;

     4.   Quarterly Report on Form 10-Q for the calendar quarter ended June 30,
          2001;

     5.   Quarterly Report on Form 10-Q for the calendar quarter ended September
          30, 2001;

     6.   Current Report on Form 8-K dated March 14, 2001 and filed with the
          Securities and Exchange Commission on March 15, 2001;

     7.   Current Report on Form 8-K dated March 22, 2001 and filed with the
          Securities and Exchange Commission on March 23, 2001;

     8.   Current Report on Form 8-K dated June 27, 2001 and filed with the
          Securities and Exchange Commission on June 28, 2001;

     9.   Current Report on Form 8-K dated October 1, 2001 and filed with the
          Securities and Exchange Commission on October 2, 2001;

                                        2

     10.  Current Report on Form 8-K dated November 26, 2001 and filed with the
          Securities and Exchange Commission on November 27, 2001; and

     11.  The description of the Common Stock contained in the Company's
          Registration Statement on Form 8-A dated February 22, 1991, including any amendment or report filed with the Commission for the purpose of updating such description.

     All reports and other documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering of the Offered
Securities made hereby shall be deemed to be incorporated herein by reference and to be a part hereof on and from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or incorporated herein by reference or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this
Prospectus.

     The Company will provide without charge to each person to whom this
Prospectus is delivered, upon the written or oral request of such person, a copy of any and all documents incorporated by reference in this Prospectus (not including exhibits to such information, unless such exhibits are specifically incorporated by reference in such information). Such requests should be directed to Terex Corporation, Attention: Secretary, 500 Post Road East, Westport,
Connecticut 06880 (telephone (203) 222-7170).

                                   THE COMPANY

     We are a diversified global manufacturer of a broad range of equipment for the construction, infrastructure and mining industries. We are building a strong franchise under the Terex brand name by delivering reliable, cost-effective products designed to improve our customers' return on invested capital. Our products are manufactured at plants in the United States, Europe, Australia and
Asia, and are sold primarily through a worldwide distribution network with over
1,000 locations to the global construction, infrastructure and surface mining markets.

     We currently operate in three business segments: Terex Americas, Terex
Europe and Terex Mining. The focus of Terex Americas and Terex Europe is geographic. Terex Americas includes the business units located in North and
South America, Australia and Asia, with the exception of those business units included within Terex Mining. Terex Europe includes the business units located in Europe, with the exception of those business units included within Terex
Mining. While our business is becoming increasingly global, the geographic organization of these segments reflect our belief that our business is a local one that can best be developed and served by focusing our operations geographically, rather than by product, and by developing local relationships among equipment users, distribution channels and the manufacturer.

     The Terex Mining business segment includes the results of our mining operations in Tulsa, Oklahoma, and in Germany and certain sales offices in
Australia, South America and Africa. The Terex Mining business is organized under product lines and not geographic lines because of the worldwide scope of the mining business. In the mining industry, manufacturers and customers are located in various areas around the globe, with many customers operating multiple sites in widely dispersed locations, with the result that local geographic concerns are far less significant than a manufacturer's global range.

Terex Americas and Terex Europe

     The Terex Americas and Terex Europe segments manufacture and sell telescopic mobile cranes (including rough terrain, truck and all terrain mobile cranes), tower cranes (including self-erecting, hammerhead, flat top and luffing jib tower cranes), lattice boom cranes, utility aerial devices (including digger derricks and articulated aerial devices), telescopic material handlers
(including container stackers and rough terrain, telescopic boom material handlers), truck-mounted cranes (boom trucks), aerial work platforms (including scissor, articulated boom and straight telescoping aerial work

                                        3

platforms), loader backhoes, articulated and rigid off-highway trucks, scrapers, crushing and screening equipment, asphalt pavers, asphalt mixing plants, and related components and replacement parts. In addition, the Terex Americas and
Terex Europe segments manufacture and sell various light construction equipment, including mobile and portable floodlighting systems, concrete power trowels, concrete placement systems, concrete finishing systems, concrete mixers, generators, traffic control products, and related component and replacement parts.

Terex Mining

     The Terex Mining segment manufactures and sells large hydraulic excavators and high capacity surface mining trucks.

                       RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the unaudited historical ratios of earnings to fixed charges for the Company for the periods indicated below:

                                                                Nine Months
                             Year Ended December 31,         Ended September 30,
                    --------------------------------------   -------------------
                    1996     1997    1998     1999    2000   2000           2001
                    ------------------------------------------------------------
Ratio of
earnings to
fixed charges.....  ---      1.6x    2.4x     2.1x    2.5x   2.8x           1.3x

     In calculating the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes and extraordinary items plus fixed charges. Fixed charges consist of interest expense, preferred stock accretion, amortization of indebtedness issuance costs, and rental expense representative of the interest factor. Earnings were insufficient to cover fixed charges by $42.2 million during the year ended December 31, 1996.

                                 USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the
Company intends to use any net proceeds received by it from the sale of the
Offered Securities for general corporate purposes, which may include acquisitions and other business combinations as suitable opportunities arise, the repayment of indebtedness outstanding at such time, the satisfaction of the
Company's obligations under its outstanding equity rights and working capital.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities being offered and the extent to which such general provisions may apply will be described in a Prospectus Supplement relating to such Debt Securities.

     The Senior Securities are to be issued under an Indenture, as amended or supplemented from time to time (the "Senior Securities Indenture"), between the
Company and a trustee to be selected by the Company (the "Senior Securities
Trustee") and the Subordinated Securities are to be issued under an Indenture, as amended or supplemented from time to time (the "Subordinated Securities
Indenture"), between the Company and a trustee to be selected by the Company
(the "Subordinated Securities Trustee"). The Senior Securities Indenture and the
Subordinated Securities Indenture are referred to herein individually as the
"Indenture" and collectively as the "Indentures," and the Senior Securities
Trustee and the Subordinated Securities Trustee are referred to herein individually as the "Trustee" and collectively as the "Trustees." A form of the
Senior Securities Indenture and a form of the Subordinated Securities Indenture will be filed as exhibits to the Registration Statement of which this Prospectus is a part and will be available for inspection at the corporate trust offices of the respective Trustees or as described above under "Available Information." The
Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The description of the Indentures set forth below assumes that the Company has entered into the Indentures. The Company will execute the applicable Indenture when and if the Company issues Debt Securities.
The statements made hereunder relating to the Indentures and the Debt Securities to

                                        4

be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and such Debt Securities.

     Unless otherwise specified, all capitalized terms used but not defined herein shall have the meanings set forth in the Indentures.

General

     The Debt Securities will be direct, unsecured obligations of the Company.
Senior Securities will rank pari passu with certain other senior debt of the
Company that may be outstanding from time to time, and will rank senior to all
Subordinated Securities that may be outstanding from time to time. Subordinated
Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Company, as described under "Subordination."

     Each Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

     Each Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under either Indenture may resign or be removed with respect to one or more series of
Debt Securities, and a successor Trustee shall be appointed by the Company, by or pursuant to a resolution adopted by the Board of Directors of the Company, to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such
Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee thereunder, and, except as otherwise indicated herein or therein, any action described herein or therein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

     Reference is made to the Prospectus Supplement relating to the series of
Debt Securities being offered for the specific terms thereof, including:

     (1)  the title of such Debt Securities;

     (2)  the classification of such Debt Securities as Senior Securities or
          Subordinated Securities;

     (3)  the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

     (4)  the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Common Stock or Preferred Stock, or the method by which any such portion shall be determined;

     (5)  the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

     (6)  the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt
          Securities will bear interest, if any;

     (7)  the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates for such Interest

                                        5

          Payment Dates, or the method by which such dates shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

     (8)  the place or places where the principal of (and premium, if any) and interest and other amounts, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon the Company in respect of such Debt Securities and the applicable
          Indenture may be served;

     (9)  the period or periods within which, the price or prices (including premium, if any) at which and the terms and conditions upon which such
          Debt Securities may be redeemed, in whole or in part, at the option of the Company, if the Company is to have such an option;

     (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

     (11) if other than U.S. dollars, the currency or currencies in which such
          Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

     (12) whether the amount of payments of principal of (and premium, if any)
          or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or other method may, but need not, be based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

     (13) whether such Debt Securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form;

     (14) any additions to, modifications of or deletions from the terms of such
          Debt Securities with respect to the Events of Default or covenants set forth in the applicable Indenture;

     (15) whether the principal of (and premium, if any) or interest or other amounts, if any, on such Debt Securities are to be payable, at the election of the Company or a Holder, in one or more currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies in which such Debt Securities are to be so payable;

     (16) whether such Debt Securities will be issued in certificated or book-entry form;

     (17) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and the terms and conditions relating thereto;

     (18) the applicability, if any, of the defeasance and covenant defeasance provisions of the applicable Indenture;

     (19) if such Debt Securities are to be issued upon the exercise of
          Warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

                                        6

     (20) the terms, if any, upon which such Debt Securities may be convertible into Common Stock or Preferred Stock and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

     (21) whether and under what circumstances the Company will pay any other amounts as contemplated in the applicable Indenture on such Debt
          Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such
          Debt Securities in lieu of making such payment;

     (22) the name of the applicable Trustee and the address of its corporate trust office; and

     (23) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof
("Original Issue Discount Securities") or that the principal amount thereof payable at their stated maturity may be more or less than the principal face amount thereof at original issuance ("Indexed Securities"). Special U.S. federal income tax, accounting and other considerations applicable to Original Issue
Discount Securities and Index Securities will be described in the applicable
Prospectus Supplement.

     Except as set forth below under "Certain Covenants--Senior Securities
Indenture Limitations on Incurrence of Indebtedness," neither Indenture contains any other provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. See "Description of Preferred Stock" and
"Description of Common Stock."

     Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

               Denominations, Interest, Registration and Transfer

     Unless otherwise described in the applicable Prospectus Supplement, the
Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof. Unless otherwise described in the applicable
Prospectus Supplement, the Debt Securities of any series issued in bearer form will be issuable in denominations of $5,000.

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at an office or agency established by the Company in accordance with the Indenture, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register or by wire transfer of funds to such person at an account maintained within the United States.

     Any interest not punctually paid or duly provided for on any Interest
Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record
Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special
Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Trustee, notice whereof shall be given to the Holder of such Debt
Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture.

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such
Debt Securities at the corporate trust office of the applicable Trustee or at an office or agency established by the Company in accordance with the Indenture. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series

                                        7

may be surrendered for exchange or registration of transfer thereof at the corporate trust office of the applicable Trustee or at an office or agency established by the Company in accordance with the Indenture. Every Debt Security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the
Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable
Prospectus Supplement refers to any transfer agent (in addition to the Trustee)
initially designated by the Company with respect to any series of Debt
Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt
Securities.

     Neither the Company nor any Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt
Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid.

Certain Covenants

     Certain Definitions

     As used herein,

     "Acquired Indebtedness" means Indebtedness of a person or any of its
Subsidiaries (the "Acquired person") (i) existing at the time such person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with the Company or any of its Restricted Subsidiaries or (ii)
assumed in connection with the acquisition of assets from such person.

     "Asset Disposition" means any sale, lease, transfer, conveyance or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger or consolidation (each referred to for the purposes of this definition as a "disposition"), of (i) any shares of capital stock of a Restricted
Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a person other than the Company or a Restricted
Subsidiary), (ii) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary or (iii) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary (other than, in the case of (i), (ii) and (iii) above, a disposition by a Restricted Subsidiary to the
Company or by the Company or a Restricted Subsidiary to a Wholly Owned
Subsidiary; provided, however, that each of (a) the consummation of any sale or series of related sales of assets or properties of the Company and the
Restricted Subsidiaries by the Company and any Restricted Subsidiaries having an aggregate fair market value of less than $1 million in any fiscal year and (b)
the discounting of accounts receivable or the sale of inventory, in each case in the ordinary course of business, shall not be deemed an Asset Disposition.

     "Bank Indebtedness" means (i) the Indebtedness outstanding or arising under any credit facility, (ii) all obligations and other amounts owing to the holders of such Indebtedness or any agent or representative thereof outstanding or arising under any credit facility (including, but not limited to, interest
(including interest accruing on or after the filing of any petition in bankruptcy, reorganization or similar proceeding relating to the Company or any
Restricted Subsidiary, whether or not a claim for such interest is allowed in such proceeding), fees, charges, indemnities, expense reimbursement obligations and other claims under any credit facility), and (iii) all Hedging Obligations arising in connection therewith with any party to any credit facility.

                                        8

     "Capital Lease Obligations" of a person means any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with GAAP; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such capital lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Cash Flow" for any period means the Consolidated Net Income for such period, plus the following (but without duplication) to the extent deducted in calculating such Consolidated Net Income for such period: (i) income tax expense, (ii) Consolidated Interest Expense, (iii) depreciation expense and amortization expense, provided that consolidated depreciation and amortization expense of a Subsidiary that is not a Wholly Owned Subsidiary shall only be added to the extent of the equity interest of the Company in such Subsidiary and
(iv) all other non-cash charges (other than any recurring non-cash charges to the extent such charges represent an accrual of or reserve for cash expenditures in any future period). Notwithstanding clause (iv) above, there shall be deducted from Cash Flow in any period any cash expended in such period that funds a non-recurring, non-cash charge accrued or reserved in a prior period which was added back to Cash Flow pursuant to clause (iv) in such prior period.

     "Consolidated Cash Flow Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of Cash Flow for the period of the most recent four consecutive fiscal quarters for which financial statements are available to (ii) Consolidated Interest Expense for such four fiscal quarters;
provided, however, that (1) if the Company or any Restricted Subsidiary has issued any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the
Consolidated Cash Flow Coverage Ratio is an issuance of Indebtedness, or both,
Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such
Indebtedness had been issued on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, (2) if since the beginning of such period the
Company or any Restricted Subsidiary shall have made any Asset Disposition, the
Cash Flow for such period shall be reduced by an amount equal to the Cash Flow
(if positive) directly attributable to the assets which are the subject of such
Asset Disposition for such period, or increased by an amount equal to the Cash
Flow (if negative), directly attributable thereto for such period, and
Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any
Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing
Restricted Subsidiaries in connection with such Asset Dispositions for such period (or, if the capital stock of any Restricted Subsidiary is sold, the
Consolidated Interest Expense for such period directly attributable to the
Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (3) if since the beginning of such period the Company or any
Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary)
or an acquisition of assets (including capital stock of a Subsidiary), including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto
(including the issuance of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period, and (4) if since the beginning of such period any person (that subsequently became a Restricted
Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any
Investment that would have required an adjustment pursuant to clause (2) or (3)
above if made by the Company or a Restricted Subsidiary during such period, Cash
Flow and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto, and the amount of Consolidated Interest
Expense associated with any Indebtedness issued in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest of such
Indebtedness shall be calculated as if the average interest rate for the period up to the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Protection Agreement applicable to such Indebtedness if such Interest Rate Protection Agreement has a remaining term in excess of 12 months). For purposes of this definition, whenever pro forma effect is to be given to any Indebtedness Incurred pursuant to a revolving credit

                                        9

facility the amount outstanding under such Indebtedness shall be equal to the average of the amount outstanding during the period commencing on the first day of the first of the four most recent fiscal quarters for which financial statements are available and ending on the date of determination.

     "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such interest expense but Incurred by the Company or its Restricted Subsidiaries, (i) interest expense attributable to capital leases, (ii) amortization of debt discount, (iii) capitalized interest, (iv)
original issue discount and non-cash interest payments or accruals, (v)
commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs under Hedging
Obligations (including amortization of fees), (vii) dividends in respect of all
Disqualified Stock held by persons other than the Company, a Subsidiary
Guarantor or a Wholly Owned Subsidiary, (viii) interest Incurred in connection with investments in discontinued operations, (ix) the interest portion of any deferred payment obligations constituting Indebtedness, and (x) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any person (other than the Company) in connection with Indebtedness Incurred by such plan or trust. For purposes of this definition, interest expense attributable to any Indebtedness represented by the guarantee (other than (a)
Guarantees permitted by the terms of clauses (b)(x) and (xi), respectively, of the covenants described under "--Certain Covenants--Limitation on Indebtedness"
and "--Limitation on Indebtedness and Preferred Stock of Restricted
Subsidiaries" and (b) Guarantees by the Company of Indebtedness of a
consolidated Restricted Subsidiary or by a consolidated Restricted Subsidiary of the Company or another consolidated Restricted Subsidiary) by such person or a
Subsidiary of such person of an obligation of another person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed.

     "Currency Agreement Obligations" means the obligations of any person under a foreign exchange contract, currency swap agreement or other similar agreement or arrangement to protect such person against fluctuations in currency values.

     "Disqualified Stock" means, with respect to any person, any capital stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise prior to the 91st day after the stated maturity of the Debt Securities, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock prior to the
91st day after the stated maturity of the Debt Securities or (iii) is redeemable at the option of the holder thereof, in whole or in part on or prior to the 91st day after the stated maturity of the Debt Securities.

     "Floor Plan Guarantees" means guarantees (including but not limited to repurchase or remarketing obligations) by the Company or a Restricted Subsidiary
Incurred in the ordinary course of business consistent with past practice of
Indebtedness Incurred by a franchise dealer, or other purchaser or lessor, for the purchase of inventory manufactured or sold by the Company or a Restricted
Subsidiary, the proceeds of which Indebtedness is used solely to pay the purchase price of such inventory to such franchise dealer and any related reasonable fees and expenses (including financing fees), provided, however, that
(1) to the extent commercially practicable, the Indebtedness so guaranteed is secured by a perfected first priority lien on such inventory in favor of the holder of such Indebtedness and (2) if the Company or such Restricted Subsidiary is required to make payment with respect to such guarantee, the Company or such
Restricted Subsidiary will have the right to receive either (q) title to such inventory, (r) a valid assignment of a perfected first priority lien in such inventory or (s) the net proceeds of any resale of such inventory.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

     "Guarantee" means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing in any manner any Indebtedness or other obligation of any person and any obligation, direct or indirect, contingent or otherwise, of such person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such

                                       10

Indebtedness or other obligation of such person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements of negotiable instruments for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Hedging Obligations" of any person means the obligations of such person pursuant to any interest rate swap agreement, foreign currency exchange agreement, interest rate collar agreement, option or futures contract or other similar agreement or arrangement designed to protect such person against changes in interest rates or foreign exchange rates.

     "Indebtedness" of any person means, without duplication, and whether or not contingent,

     (i) the principal of and premium (if any) in respect of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable;

     (ii) all Capital Lease Obligations of such person;

     (iii)all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

     (iv) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction;

     (v) the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (measured at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends);

     (vi) to the extent not otherwise included in this definition, all Hedging
Obligations;

     (vii)all obligations of the type referred to in clauses (i) through (vi) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee (other than in each case by reason of activities described in the proviso to the definition of "Guarantee"); and

     (viii) all obligations of the type referred to in clauses (i) through (vii)
of other persons secured by any lien on any property or asset of such person
(whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

For purposes hereof, the "maximum fixed repurchase price" of any Disqualified
Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified
Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value to be determined in good faith by the Board of Directors. For purposes hereof, the amount of any Indebtedness issued with original issue discount shall be the original purchase price plus accrued interest, provided, however, that such accretion shall not be deemed an incurrence of Indebtedness.

     "Interest Rate Protection Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

                                       11

     "Investment" in any person means any direct or indirect advance, loan
(other than advances to customers in the ordinary course of business that are recorded as accounts receivable or deposits on the balance sheet of the person making the advance or loan, in each case in accordance with GAAP) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of capital stock , Indebtedness or other similar instruments issued by such person and shall include the designation of a
Restricted Subsidiary as an Unrestricted Subsidiary. For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment"
and the covenant described under "-- Certain Covenants--Limitation on Restricted
Payments," (i) "Investment" shall include the portion (proportionate to the
Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent investment in an Unrestricted
Subsidiary in an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion
(proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation, and (ii) any property transferred to or from an Unrestricted
Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.
Notwithstanding the foregoing, in no event shall any issuance of capital stock
(other than Preferred Stock or Disqualified Stock, or capital stock exchangeable, exercisable or convertible for any of the foregoing) of the
Company in exchange for capital stock , property or assets of another person constitute an Investment by the Company in such person.

     "Restricted Subsidiary" means any Subsidiary of the Company that is not an
Unrestricted Subsidiary.

     "Senior Debt" means with respect to the Company or any Subsidiary Guarantor
(x) Bank Indebtedness and (y) any other Indebtedness that, by the terms of the instrument creating or evidencing such Indebtedness, is expressly made senior in right of payment to the Notes or the applicable Guarantee, other than (1) any obligation of such person to any subsidiary of such person or to any officer, director or employee of such person or any such subsidiary, (2) any liability of such person for federal, state, local or other taxes owed or owing by such person, (3) any accounts payable or other liability of such person to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness,
Guarantee or obligation of such person which is, expressly by its terms, subordinate or junior in any respect to any other Indebtedness, Guarantee or obligation of such person, (5) that portion of any Indebtedness of such person which at the time of issuance is issued in violation of the Indenture, (6)
Indebtedness of such person represented by Disqualified Stock or (7) Capital
Lease Obligations.

     "Significant Subsidiary" means any Restricted Subsidiary that would be a
"Significant Subsidiary" of the Company within the meanings of Rule 1-02 under
Regulation S-X promulgated by the Commission.

     "Subsidiary" means (a) any corporation, association, partnership, limited liability company or other business entity of which more than 50% of the total voting power of shares of capital stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) the Company,
(ii) the Company and one or more Subsidiaries or (iii) one or more Subsidiaries or (b) any limited partnership of which the Company or any Subsidiary is a general partner, or (c) any other person (other than a corporation or limited partnership) in which the Company, or one or more other Subsidiaries or the
Company and one or more other Subsidiaries, directly or indirectly, has more than 50% of the outstanding partnership or similar interests or has the power, by contract or otherwise, to direct or cause the direction of the policies, management and affairs thereof. Unless the context other wise requires,
Subsidiary means each direct and indirect Subsidiary of the Company.

     "Subsidiary Guarantor" means any Subsidiary of the Company that Guarantees the Company's obligations with respect to the Debt Securities.

     "Unrestricted Subsidiary" means any Subsidiary of the Company (other than a
Subsidiary Guarantor) designated as such pursuant to and in compliance with the covenant described under "Limitation on Designations of Unrestricted

                                       12

Subsidiaries." Any such designation may be revoked by a resolution of the Board of Directors of the Company delivered to the Trustee, subject to the provisions of such covenant.

     "Voting Stock" of a person means capital stock of such person of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such person (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

     "Wholly Owned Subsidiary" means (i) a Restricted Subsidiary all the capital stock of which (other than directors' qualifying shares and shares held by other persons to the extent such Shares are required by applicable law to be held by a person other than the Company or a Restricted Subsidiary) is owned by the
Company or one or more Wholly Owned Subsidiaries and (ii) each of Terex Cranes,
Inc., P.P.M. Cranes, Inc., P.P.M. S.A., and any future wholly owned subsidiaries of any of the foregoing, in each case so long as the Company or one or more
Wholly Owned Subsidiaries maintains a percentage ownership interest in such entity equal to or greater than such ownership interest (on a fully diluted basis) on the later of (a) the applicable Indenture or (b) the date such entity is incorporated or acquired by the Company or one or more Wholly Owned
Subsidiaries.

     Senior Securities Indenture Limitations on Incurrence of Indebtedness. The
Company will not, and will not permit any Subsidiary to, incur any Indebtedness if the Consolidated Cash Flow Coverage Ratio at the date on which such additional Indebtedness is to be incurred shall have been less than 2.0 to 1.0.

     Existence. Except as permitted under "Merger, Consolidation or Sale," the
Company will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises; provided, however, that the Company will not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the holders of the Debt Securities.

     Maintenance of Properties. The Company will cause all of its properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times;
provided, however, that the Company and its Subsidiaries shall not be prevented from selling or otherwise disposing for value its properties in the ordinary course of business.

     Insurance. The Company will, and will cause each of its Subsidiaries to, keep all of its insurable properties adequately insured against loss or damage with financially sound and reputable insurance companies.

     Payment of Taxes and Other Claims. The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any
Subsidiary or upon the income, profits or property of the Company or any
Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any
Subsidiary, unless such lien would not have a material adverse effect upon such property; provided, however, that the Company will not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings or for which the Company has set apart and maintains an adequate reserve.

     Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial
Statements"), or which the Company would have been so required if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company is or would have been so required to file such documents if the Company

                                       13

is or were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all holders of Debt
Securities, as their names and addresses appear in the Security Register, without cost to such holders, copies of the annual reports and quarterly reports which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, or which the Company would have been so required if the Company were subject to such Sections and (ii) file with the Trustees copies of annual reports, quarterly reports and other documents which the
Company is required to file with the Commission pursuant to Section 13 or 15(d)
of the Exchange Act, or which the Company would have been so required if the
Company were subject to such Sections, and (y) if filing such documents by the
Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder.

Merger, Consolidation or Sale

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any)
and interest (and any other amounts) on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indentures; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the
Company or any Subsidiary as a result thereof as having been incurred by the
Company or such Subsidiary at the time of such transaction, no Event of Default under the Indentures, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustees.

Events of Default, Notice and Waiver

     Each Indenture will provide that the following events are "Events of
Default" with respect to any series of Debt Securities issued thereunder: (a)
default for 30 days in the payment of any installment of interest or other amounts on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series when due;
(c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the
Company contained in the applicable Indenture (other than a covenant added to such Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series) continued for 60 days after written notice as provided in such Indenture; (e) default in the payment of an aggregate principal amount exceeding $10,000,000 of any evidence of indebtedness for borrowed money of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company, any
Significant Subsidiary or the property of the Company or any Significant
Subsidiary or all or substantially all of either of its property; and (g) any other Event of Default provided with respect to a particular series of Debt
Securities. The term "Significant Subsidiary" means each significant subsidiary
(as defined in Regulation S-X promulgated under the Securities Act) of the
Company.

     If an Event of Default under either Indenture with respect to Debt
Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue
Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of the outstanding Debt Securities of that series to be due and payable immediately by written notice thereof to the
Company (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable
Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority in principal amount of Debt Securities then outstanding of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable

                                       14

Trustee all required payments of the principal of (and premium, if any) and interest, and any other amounts, on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the non- payment of accelerated principal (or specified portion thereof and the premium, if any, or interest), with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the applicable Indenture. Each Indenture also provides that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default
(x) in the payment of the principal of (premium, if any) or interest or other amounts on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each outstanding Debt Security affected thereby.

     Each Trustee is required to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture; provided, however, that the Trustee may withhold notice to the holders of any series of Debt
Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest payable on or any other amounts with respect to any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series)
if the Responsible Officers of the Trustee consider such withholding to be in the interest of such holders.

     Each Indenture provides that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the applicable Indenture or for any remedy thereunder, except in the case of failure of the Trustee thereunder for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding Debt
Securities of such series, as well as an offer of reasonable indemnity. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on, and other amounts payable with respect to, such Debt Securities at the respective due dates thereof.

     Subject to provisions in each Indenture relating to its duties in case of default, each Trustee is under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Trustee reasonable security or indemnity.
The holders of not less than a majority in principal amount of the applicable outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve the
Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

     Within 120 days after the close of each fiscal year, the Company must deliver to each Trustee a certificate, signed by two officers, one of whom must be the principal financial officer or principal accounting officer, stating whether or not such officers have knowledge of any default under the applicable
Indenture and, if so, specifying each such default and the nature and status thereof.

Modification of the Indentures

     Except as described below, modifications and amendments of each Indenture may be made with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities issued under such Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest or other amounts payable on (or premium, if any) any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, or change any obligation of the Company to pay any other amounts set forth in the
Indenture relating to, or reduce any other amounts payable with respect to, any such Debt Security, or reduce the amount of principal of an Original Issue
Discount Security or premium, if any, that would be due and payable upon declaration of acceleration of the maturity thereof or would be

                                       15

payable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of (and premium, if any), or interest on, or any other amounts payable with respect to, any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the percentage of outstanding Debt
Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in such Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security.

     The holders of not less than a majority in principal amount of outstanding
Debt Securities issued under either Indenture have the right to waive compliance by the Company with certain covenants in the applicable Indenture.

     Modifications and amendments of each Indenture may be made by the Company and the applicable Trustee without the consent of any Holder of Debt Securities issued thereunder for any of the following purposes: (i) to evidence the succession of another person to the Company as obligor under the applicable
Indenture; (ii) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in the applicable Indenture; (iii) to add
Events of Default for the benefit of the holders of all or any series of Debt
Securities; (iv) to add or change any provisions of the applicable Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provision of the applicable Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series issued thereunder created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt
Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Preferred Stock or
Common Stock; (viii) to provide for the acceptance of appointment by a successor
Trustee or facilitate the administration of the trusts under the applicable
Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the applicable Indenture, provided that such action will not adversely affect the interests of holders of Debt Securities of any series in any material respect; (x) to close the applicable Indenture with respect to the authentication and delivery of additional series of Debt Securities or to qualify or maintain qualification of, the applicable Indenture under the TIA; or
(xi) to supplement any of the provisions of the applicable Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action will not adversely affect the interests of the holders of the Debt Securities of any series in any material respect.

     Each Indenture provides that, in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt
Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding will be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a currency other than U.S. dollars that shall be deemed outstanding will be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above),
(iii) the principal amount of an Indexed Security that will be deemed outstanding will be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed
Security pursuant to the applicable Indenture, and (iv) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any Affiliate of the Company or of such other obligor will be disregarded.

     Each Indenture contains provisions for convening meetings of the holders of
Debt Securities of a series. A meeting may be called at any time by the applicable Trustee, and also, upon request, by the Company, pursuant to a resolution adopted by the Board of Directors of the Company, or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the applicable
Indenture. Except for any consent that must be given by the Holder of each Debt
Security affected by certain modifications and

                                       16

amendments of the applicable Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of
Debt Securities of any series duly held in accordance with the applicable
Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that, if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding
Debt Securities of such series will constitute a quorum.

     Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the applicable Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt
Securities affected thereby, or of the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and (ii) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the applicable Indenture.

Discharge, Defeasance and Covenant Defeasance

     The Company may discharge certain obligations to holders of any series of
Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest and other amounts payable to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated
Maturity or Redemption Date, as the case may be.

     Each Indenture provides that, under certain circumstances, the Company may elect to (a) defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay other amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") and/or (b) be released from its obligations with respect to such Debt Securities under the applicable Indenture (being the restrictions described under "Certain Covenants") or, under certain circumstances, its obligations with respect to any other covenant, and any omission to comply with such obligations will not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated
Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such
Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an Opinion of Counsel (as specified in the applicable Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant

                                       17

defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the
Internal Revenue Service (the "IRS") or a change in applicable United States federal income tax law occurring after the date of the Indenture.

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the currency (if other than U.S. dollars) in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii)
obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the currency (if other than U.S. dollars) in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and will also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government
Obligation or a specific payment of interest on or principal of any such
Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     Unless otherwise provided in the applicable Prospectus Supplement, if, after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of
(and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such
Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion
Event" means the cessation of use of (i) a currency (other than U.S. dollars, the ECU or other currency unit), both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii)
the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or
(iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a currency other than
U.S. dollars that ceases to be used by its government of issuance will be made in U.S. dollars.

     In the event the Company effects covenant defeasance with respect to any
Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" under certain circumstances or described in clause (g) under "Events of Default, Notice and
Waiver" under certain circumstances, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government
Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt
Securities of or within a particular series.

                                       18

Conversion Rights

     The terms and conditions, if any, upon which the Debt Securities are convertible into Preferred Stock or Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Preferred Stock or Common
Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt
Securities.

Global Securities

     The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (the "Global Securities")
that will be deposited with, or on behalf of, a depositary (the "Depositary")
identified in the applicable Prospectus Supplement relating to such series.
Global Securities are expected to be deposited with The Depository Trust
Company, as Depositary. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form.

     Unless and until it is exchanged in whole or in part for the individual
Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee of such
Depositary to a successor Depositary or any nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series. Unless otherwise indicated in the applicable Prospectus
Supplement, the Company anticipates that the following provisions will apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global
Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt
Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to beneficial interests of participants) and records of participants (with respect to beneficial interests of persons who hold through participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

     So long as the Depositary for a Global Security or its nominee is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt
Securities represented by such Global Security for all purposes under the applicable Indenture. Except as provided below or in the applicable Prospectus
Supplement, owners of a beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

     Payments of principal of, any premium on, and any interest on, or any other amounts payable with respect to, individual Debt Securities represented by a
Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. None of the
Company, the Trustees, any Paying Agent or the Security Registrar for such Debt
Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

                                       19

     The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Debt Securities, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such
Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants.

     If a Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt
Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may, at any time and in its sole discretion, subject to any limitations described in the applicable
Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of such series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt
Securities. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

Subordination

     Upon any distribution to creditors of the Company in a liquidation, dissolution or reorganization, the payment of the principal of and interest on the Subordinated Securities will be subordinated to the extent provided in the
Subordinated Securities Indenture in right of payment to the prior payment in full of all Senior Debt, but the obligation of the Company to make payment of the principal and interest on the Subordinated Securities will not otherwise be affected. No payment of principal or interest may be made on the Subordinated
Securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Company receives notice of the default.
After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, holders will be subrogated to the rights of holders of Senior Debt to receive distributions applicable to Senior Debt to the extent that distributions otherwise payable to holders have been applied to the payment of
Senior Debt. By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than holders of the Subordinated Securities.

     There will be no restrictions in the Subordinated Securities Indenture upon the creation of additional Senior Debt. However, the Senior Securities Indenture
will contain limitations on incurrence of indebtedness by the Company.

     If this Prospectus is being delivered in connection with a series of
Subordinated Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Debt outstanding as of the end of the Company's most recent fiscal quarter.

                         DESCRIPTION OF PREFERRED STOCK

     The Company's Restated Certificate of Incorporation, as amended (the
"Certificate of Incorporation"), authorizes the Company to issue up to
50,000,000 shares of preferred stock of the Company. The Board of Directors of the Company is granted the power to authorize the issuance of one or more series of preferred stock. As of the date hereof, there are not shares of preferred stock of the Company issued and outstanding.

     The following description of the Preferred Stock which may be offered pursuant to a Prospectus Supplement sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate.
The particular terms of the Preferred Stock being offered and the extent to which such general provisions may or may not apply will be described in a
Prospectus Supplement relating to such Preferred Stock. The statements below describing the

                                       20

Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Certificate of Incorporation and the Company's Bylaws, as in effect.

General

     Subject to limitations prescribed by Delaware law and the Certificate of
Incorporation, the Board of Directors of the Company is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and the relative participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, distributions, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors of the Company or a duly authorized committee thereof.
The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The Register and Transfer Agent for any Preferred
Stock will be set forth in the applicable Prospectus Supplement.

     Reference is made to the Prospectus Supplement relating to the Preferred
Stock offered thereby for specific terms, including:

     (1)  the title and stated value of such Preferred Stock;

     (2)  the number of shares of such Preferred Stock being offered, the liquidation preference per share and the offering price of such
          Preferred Stock;

     (3)  the distribution rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

     (4)  the date from which distributions on such Preferred Stock shall accumulate, if applicable;

     (5)  the procedures for any auction and remarketing, if any, for such
          Preferred Stock;

     (6)  the provision for a sinking fund, if any, for such Preferred Stock;

     (7)  the provisions for redemption, if applicable, of such Preferred Stock;

     (8)  any listing of such Preferred Stock on any securities exchange;

     (9)  the terms and conditions, if applicable, upon which such Preferred
          Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof);

     (10) a discussion of federal income tax considerations applicable to such
          Preferred Stock;

     (11) the relative ranking and preferences of such Preferred Stock as to distribution rights (including whether any liquidation preference as to the Preferred Stock will be treated as a liability for purposes of determining the availability of assets of the Company for
          distributions to holders of Stock remaining junior to the Preferred
          Stock as to distribution rights) and rights upon liquidation, dissolution or winding up of the affairs of the Company;

     (12) any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of Preferred Stock as to distribution rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

     (13) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

                                       21

Rank

     Unless otherwise specified in the applicable Prospectus Supplement, the
Preferred Stock will, with respect to distribution rights and/or rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock, and to all equity securities ranking junior to such Preferred Stock with respect to distribution rights and/or rights upon liquidation, dissolution or winding up of the Company, as the case may be; (ii)
on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the
Preferred Stock with respect to distribution rights and/or rights upon liquidation, dissolution or winding up of the Company, as the case may be; and
(iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred
Stock with respect to distribution rights and/or rights upon liquidation, dissolution or winding up of the Company, as the case may be. As used in the
Certificate of Incorporation, for these purposes, the term "equity securities"
does not include convertible debt securities.

Distributions

     Holders of Preferred Stock shall be entitled to receive, when, as and if authorized by the Board of Directors of the Company, out of assets of the
Company legally available for payment, cash distributions at such rates (or method of calculation thereof) and on such dates as will be set forth in the applicable Prospectus Supplement. Each such distribution shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

     Distributions on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement.
Distributions, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the
Company fails to authorize a distribution payable on a distribution payment date on any series of the Preferred Stock for which distributions are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a distribution in respect of the distribution period ending on such distribution payment date, and the Company will have no obligation to pay the distribution accrued for such period, whether or not distributions on such series are authorized for payment on any future distribution payment date.

     If any shares of Preferred Stock of any series are outstanding, no full distributions shall be authorized or paid or set apart for payment on the preferred stock of the Company of any other series ranking, as to distributions, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative distribution, full cumulative distributions have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past distribution periods and the then current distribution period or (ii) if such series of Preferred
Stock does not have a cumulative distribution, full distributions for the then current distribution period have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart)
upon the Preferred Stock of any series and the shares of any other series of preferred stock ranking on a parity as to distributions with the Preferred Stock of such series, all distributions authorized upon the Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to distributions with such Preferred Stock shall be authorized pro rata so that the amount of distributions authorized per share on the Preferred Stock of such series and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued and unpaid distributions per share on the
Preferred Stock of such series (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such shares of
Preferred Stock do not have a cumulative distribution) and such other series of preferred shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on
Preferred Stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative distribution, full cumulative distributions on the Preferred Stock of such series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period and (ii) if such series of Preferred Stock does not have a cumulative distribution, full distributions on the Preferred
Stock of such series have been or

                                       22

contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, no distributions (other than in Common Stock or other shares of capital stock ranking junior to the Preferred Stock of such series as to distributions and upon liquidation, dissolution or winding up of the affairs of the Company)
shall be authorized or paid or set aside for payment or other distribution upon the Common Stock or any other shares of capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to distributions or upon liquidation, dissolution or winding up of the affairs of the Company, nor shall any Common Stock or any other shares of capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to distributions or upon liquidation, dissolution or winding up of the affairs of the Company be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of capital stock ) by the Company (except by conversion into or exchange for other shares of capital stock of the Company ranking junior to the Preferred Stock of such series as to distributions and upon liquidation, dissolution or winding up of the affairs of the Company).

     Any distribution payment made on a series of Preferred Stock shall first be credited against the earliest accrued but unpaid distribution due with respect to shares of such series which remains payable.

Redemption

     If so provided in the applicable Prospectus Supplement, the Preferred Stock of any series will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such
Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid distributions thereon
(which shall not, if such Preferred Stock does not have a cumulative distribution, include any accumulation in respect of unpaid distributions for prior distribution periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus
Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of shares of capital stock of the
Company, the terms of such Preferred Stock may provide that, if no such shares of capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable shares of capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative distribution, full cumulative distributions on all shares of such series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period and (ii) if such series of Preferred Stock does not have a cumulative distribution, full distributions on all shares of such series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, no shares of such series of Preferred Stock shall be redeemed unless all outstanding
Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred
Stock of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series, and, unless
(i) if such series of Preferred Stock has a cumulative distribution, full cumulative distributions on all outstanding shares of such series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period and (ii) if such series of Preferred Stock does not have a cumulative distribution, full distributions on all shares of such series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, the Company shall not purchase or otherwise acquire directly or indirectly any Preferred Stock of such series (except by conversion into or exchange for shares of capital stock of the Company ranking junior to the Preferred Stock of such series as to distributions and upon liquidation).

                                       23

     If fewer than all of the outstanding Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the
Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders
(with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that distributions on the shares to be redeemed will cease to accrue on such redemption date; and (vi)
the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been properly given and if the funds necessary for such redemption have been irrevocably set aside by the
Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date distributions will cease to accrue on such Preferred Stock, such Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. Any moneys so deposited which remain unclaimed by the holders of such Preferred Stock at the end of two years after the redemption date will be returned by the applicable bank or trust company to the Company.

Liquidation Preference

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of shares of capital stock of the Company ranking junior to any series of Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of such series of Preferred Stock shall be entitled to receive, after payment or provision for payment of the Company's indebtedness and other liabilities, out of assets of the Company legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus
Supplement), plus an amount equal to all distributions accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Preferred Stock do not have a cumulative distribution). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of such series of
Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the
Company are insufficient to pay the amount of the liquidating distributions on all such outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of shares of capital stock of the Company ranking on a parity with such series of Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of such series of Preferred Stock and all other such classes or series of shares of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If the liquidating distributions shall have been made in full to all holders of a series of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of shares of capital stock ranking junior to such series of Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For purposes of this section, a distribution of assets in any dissolution, winding up or liquidation will not include (i) any consolidation or merger of the
Company with or into any other corporation, (ii) any dissolution, liquidation, winding up, or reorganization of the Company immediately followed by organization of another entity to which such assets are distributed or (iii) a sale or other disposition of all or substantially all of the Company's assets to another entity; provided that, in each case, effective provision is made in the charter of the resulting and surviving entity or otherwise for the recognition, preservation and protection of the rights of the holders of Preferred Stock.

                                       24

Voting Rights

     Holders of any series of Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Unless provided otherwise for any series of Preferred Stock, so long as any
Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of a majority of the shares of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class),
(i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of shares of capital stock ranking prior to such series of
Preferred Stock with respect to payment of distributions or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized shares of capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Certificate of Incorporation, including the applicable Certificate of
Designation for such series of Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized
Preferred Stock or the creation or issuance of any other series of Preferred
Stock, or any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of distributions or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be affected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

     Whenever distributions on any Preferred Stock shall be in arrears for six or more consecutive quarterly periods, the holders of such Preferred Stock
(voting together as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company until, (i) if such series of Preferred Stock has a cumulative distribution, all distributions accumulated on such Preferred Stock for the past distribution periods and the then current distribution period shall have been fully paid or authorized and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Stock does not have a cumulative distribution, four consecutive quarterly distributions shall have been fully paid or authorized and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Directors of the Company will be increased by two directors.

Conversion Rights

     The terms and conditions, if any, upon which any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus
Supplement relating thereto. Such terms will include the number of shares of
Common Stock into which the Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred
Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such
Preferred Stock.

                           DESCRIPTION OF COMMON STOCK

General

     The Company's Certificate of Incorporation authorizes the Company to issue up to 150,000,000 shares of Common Stock of the Company. As of June 30, 1998, the Company had outstanding 20,768,208 shares of Common Stock. The following description of the Common Stock sets forth certain general terms and provisions of the Common

                                       25

Stock to which any Prospectus Supplement may relate, including a Prospectus
Supplement providing that Common Stock will be issuable upon conversion of Debt
Securities or Preferred Stock or upon the exercise of Warrants or Rights. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the
Certificate of Incorporation and the Company's Bylaws.

     Holders of Common Stock will be entitled to receive distributions when, as and if authorized and declared by the Board of Directors of the Company, out of funds legally available therefor. Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of the indebtedness and other liabilities of the Company and the preferential amounts owing with respect to any outstanding Preferred
Stock. The Common Stock will possess ordinary voting rights for the election of directors and in respect of other corporate matters, each share entitling the holder thereof to one vote. Holders of Common Stock will not have cumulative voting rights in the election of directors, which means that holders of more than 50% of all of the outstanding shares of Common Stock voting for the election of directors can elect all of the directors if they choose to do so and the holders of the remaining shares cannot elect any directors. Approval of the following matters requires the affirmative vote of the holders of a majority of all outstanding shares of Common Stock: certain amendments to the Certificate of
Incorporation, termination of the Company, removal of a director, certain mergers, reorganizations or consolidations of the Company or the sale, conveyance, exchange or other disposition of all or substantially all of the
Company's property. Holders of Common Stock will not have preemptive rights, which means they have no right to acquire any additional shares of Common Stock that may be issued by the Company at a subsequent date. The Common Stock will, when issued, be fully paid and nonassessable.

     The Restated Certificate of Incorporation provides that directors of the
Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director except to the extent otherwise required by Delaware Law. The Restated By-Laws of the Company
provide for indemnification of the officers and directors of the Company to the fullest extent permitted by Delaware Law.

     The Registrar and Transfer Agent for the Company's Common Stock is American
Stock Transfer & Trust Company.

Delaware Anti-Takeover Statute

     The Company is a Delaware corporation and is subject to Section 203 of the
General Corporation Law of Delaware ("Delaware Law"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owing 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person becomes an interested stockholder unless (a)
before that person became an interested stockholder, the Company's Board of
Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the
Company's voting stock outstanding at the time the transaction commenced
(excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the
Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding
Company voting stock not owned by the interested stockholder.

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

                                       26

                             DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Debt Securities,
Preferred Stock or Common Stock. Warrants may be issued independently or together with any Offered Securities and may be attached to or separate from such securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus
Supplement.

     The applicable Prospectus Supplement will describe the following terms, where applicable, of the Warrants in respect of which this Prospectus is being delivered: (1) the title of such Warrants; (2) the aggregate number of such
Warrants; (3) the price or prices at which such Warrants will be issued; (4) the currencies in which the price of such Warrants may be payable; (5) the designation, aggregate principal amount and terms of the securities purchasable upon exercise of such Warrants; (6) the designation and terms of the Offered
Securities with which such Warrants are issued and the number of such Warrants issued with each such security; (7) the currency or currencies, including composite currencies, in which the principal of or any premium or interest on the securities purchasable upon exercise of such Warrants will be payable; (8)
if applicable, the date on and after which such Warrants and the related securities will be separately transferable; (9) the price at which and currency or currencies, including composite currencies, in which the securities purchasable upon exercise of such Warrants may be purchased; (10) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (11) the minimum or maximum amount of such Warrants which may be exercised at any one time; (12) information with respect to book-entry procedures, if any; (13) a discussion of certain Federal income tax considerations; and (14) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such
Warrants.

                              DESCRIPTION OF RIGHTS

     The Company may issue Rights to its stockholders for the purchase of shares of Preferred Stock or Common Stock. Each series of Rights will be issued under a separate rights agreement (a "Rights Agreement") to be entered into between the
Company and a bank or trust company, as Rights agent, all as set forth in the
Prospectus Supplement relating to the particular issue of Rights. The Rights agent will act solely as an agent of the Company in connection with the certificates relating to the Rights and will not assume any obligation or relationship of agency or trust for or with any holders of Rights certificates or beneficial owners of Rights. The Rights Agreement and the Rights certificates relating to each series of Rights will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Rights.

     The applicable Prospectus Supplement will describe the terms of the Rights to be issued, including the following where applicable: (i) the date for determining the stockholders entitled to the Rights distribution; (ii) the aggregate number of shares of Preferred Stock or Common Stock purchasable upon exercise of such Rights and the exercise price; (iii) the aggregate number of
Rights being issued; (iv) the date, if any, on and after which such Rights may be transferable separately; (v) the date on which the right to exercise such
Rights shall commence and the date on which such right shall expire; (vi) any special Federal income tax consequences; and (vii) any other terms of such
Rights, including terms, procedures and limitations relating to the distribution, exchange and exercise of such Rights.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents, or may issue Offered Securities to satisfy obligations of the Company, or upon the exchange, conversion or exercise of other securities of the Company, or through a combination of any such methods of sale. Any such underwriter or agent involved in the offer and sale of the
Offered Securities will be named in the applicable Prospectus Supplement.

                                       27

     Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may offer and sell the Offered Securities in exchange for one or more of its then outstanding issues of indebtedness or convertible debt securities. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of
Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act.
Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. In the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     Unless otherwise specified in the applicable Prospectus Supplement, each series of Offered Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the New York Stock
Exchange. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance. The Company may elect to list the Offered Securities on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in the
Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Offered Securities.

     If so indicated in a Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase Offered Securities of the series to which such Prospectus
Supplement relates providing for payment and delivery on a future date specified in such Prospectus Supplement. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the particular Offered Securities which may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as may be approved by the Company. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except that (i) the purchase by an institution of the particular Offered Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the particular Offered
Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of such Offered Securities or number of
Warrants less the principal amount or number thereof, as the case may be, covered by such arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of the Company or such institutional investors thereunder.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

     In order to comply with the securities laws of certain states, if applicable, the Offered Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Offered Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                                       28

                                  ERISA MATTERS

     The Company may be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and a
"disqualified person" under corresponding provisions of the Code with respect to certain employee benefit plans. Certain transactions between an employee benefit plan and a party in interest or disqualified person may result in "prohibited transactions" within the meaning of ERISA and the Code, unless such transactions are effected pursuant to an applicable exemption. Any employee benefit plan or other entity subject to such provisions of ERISA or the Code proposing to invest in the Offered Securities should consult with its legal counsel.

                                 LEGAL OPINIONS

     Certain legal matters will be passed upon for the Company by Robinson
Silverman Pearce Aronsohn & Berman LLP, New York, New York.

                                     EXPERTS

     The consolidated financial statements of Terex Corporation and PPM Cranes,
Inc. as of and for each of the three years in the period ended December 31, 2000 incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Terex Corporation for the year ended December 31, 2000 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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